EisnerAmper LLP
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San Francisco, CA 94105
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www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
 Electronic Transaction Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Electronic Transaction Clearing, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Regulatory Matters

As disclosed in Note 18 to the financial statements, the Financial Industry Regulatory Authority, Inc. ("FINRA") is process of bringing a disciplinary action against the Company for the period from 2015 to 2016 for matters relating to reporting OATS to FINRA. The matter is currently pending with FINRA's Market Regulation Enforcement. Also, as disclosed in Note 18 to the financial statements, the Company has received disposition letters from FINRA for the 2016 and 2017 examinations, however, certain exceptions were referred to Enforcement for its review and disposition. There is uncertainty about the outcome of these matters. The accompanying financial statements and the supplemental schedules referred above do not reflect any adjustments as a result of these uncertainties. Our audit opinion on the financial statements and the supplemental schedules is not modified as a result of these uncertainties.

EisnerAmper LLP

We have served as the Company's auditor since 2012. Note: Partners of Harb, Levy & Weiland, LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2008.

EISNERAMPER LLP
San Francisco, California
February 26, 2018